Exhibit 99.200

Consent of Independent Auditor

We consent to the incorporation by reference in the Registration Statement on Form 40-F of our report dated March 31, 2022 relating to the consolidated financial statements of DeFi Technologies Inc. as at December 31, 2022 and for the year then ended.

We also consent to the reference to our firm under the heading "Interest of Experts" in such Registration Statement.

Chartered Professional Accountants Licensed Public Accountants

Toronto, Ontario
April 11, 2022